UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Cannabis Science, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137648101

(CUSIP Number)

April 24, 2012**

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** 41,833,333 of the 50,340,333 shares that may be deemed beneficially owned by Mr. Cowan at April 24, 2012 (and disclosed in the Issuer’s Form 10-K for the year ended December 31, 2012 filed April 22, 2013) were not delivered to Mr. Cowan until February 22, 2013. As such, share amounts and percentages disclosed in this filing as beneficially owned by Mr. Cowan at April 24, 2012 are based on information provided by the Issuer in its SEC filings on the date set forth in this statement.

CUSIP No. 137648101	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard C. Cowan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 50,340,333 at April 24, 2012
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 50,340,333 at April 24, 2012
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,340,333 at April 24, 2012
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IN

1   Based on 602,170,573 outstanding shares reported at May 21, 2012 on Form 10-Q for the quarter ended March 31, 2012.

CUSIP No. 137648101	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Cannabis Science, Inc.

(b)	Address of Issuer’s Principal Executive Offices 6946 N. Academy Blvd. Suite B #254 Colorado Springs, CO 80918

Item 2.

(a)	Name of Person Filing Richard C. Cowan

(b)	Address of the Principal Office or, if none, residence 1300 Dove Street #215, Newport Beach, CA 92660

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 137648101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

CUSIP No. 137648101	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. *

(a)	Amount beneficially owned: 50,340,333*

(b)	Percent of class: 8.4%**

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 50,340,333*.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 50,340,333*

	(iv)	Shared power to dispose or to direct the disposition of 0.

* 41,833,333 of the 50,340,333 shares that may be deemed beneficially owned by Mr. Cowan at April 24, 2012 (and disclosed in the Issuer’s Form 10-K for the year ended December 31, 2012 filed April 22, 2013) were not delivered to Mr. Cowan until February 22, 2013. As such, share amounts and percentages disclosed in this filing as beneficially owned by Mr. Cowan at April 24, 2012 are based on information provided by the Issuer in its SEC filings on the date set forth in this statement.

** Based on 602,170,573 outstanding shares reported at May 21, 2012 on Form 10-Q for the quarter ended March 31, 2012.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

CUSIP No. 137648101	13G	Page 5 of 5 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2013 Date

/s/ Richard C. Cowan Signature

Richard C. Cowan Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).